UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May 2025
Commission File Number: 001-41815
            AngloGold Ashanti plc
(Translation of registrant’s name into English)
4th Floor, Communications House, South
Street
Staines-upon-Thames, Surrey TW18 4PR
        United Kingdom
6363 S. Fiddlers Green Circle, Suite 1000
Greenwood Village, CO 80111
        United States of America
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F ☒      Form 40-F ☐
Enclosure:  AngloGold Ashanti Operating Statistics for the Three Months Ended 31 March
2025

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	2
NYSE  I  JSE  I  GSE
Q1 2025
OPERATING STATISTICS
9 MAY 2025
MINING TO EMPOWER PEOPLE
AND ADVANCE SOCIETIES

Reporting method
During the financial year ended 31 December 2024, AngloGold Ashanti’s reporting for managed operations shifted from an attributable basis of reporting to a consolidated basis of reporting. The change in reporting only impacts managed operations with non-controlling interests (i.e., Siguiri,
Cerro Vanguardia and Sukari), whereas joint operations (i.e., Tropicana), which are proportionately consolidated, remain unaffected. Non-managed joint ventures (i.e., Kibali), which are accounted for under the equity method, also remain unaffected and their gold production, related unit revenue and cost metrics continue to be reported on an attributable basis. As a result of this change in reporting, certain adjustments to exclude non-controlling interests on gold production, related unit revenue and cost metrics have been discontinued. The metrics for the three months ended 31 March 2024 have been adjusted to reflect this change in reporting.

Non-GAAP financial measures
This communication may contain certain “Non-GAAP” financial measures, including, for example, “total cash costs”, “total cash costs per ounce”, “all-in sustaining costs”, “all-in sustaining costs per ounce”, “average gold price received per ounce”, “sustaining capital expenditure” and “non-sustaining capital expenditure”. AngloGold Ashanti utilises certain Non-GAAP performance measures and ratios in managing its business. Non-GAAP financial measures should be viewed in addition to, and not as an alternative for, the reported operating results or cash flow from operations or any other measures of performance prepared in accordance with IFRS. In addition, the presentation of these measures may not be comparable to similarly titled measures other companies may use. Reconciliations from IFRS to Non-GAAP financial measures can be found in AngloGold Ashanti’s Earnings
Release for the three months ended 31 March 2025, which is available on its website.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	3

OPERATING STATISTICS I GOLD PRODUCTION

GOLD PRODUCTION (000 OUNCES)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	63	76
Kibali - Attributable 45%(1)	63	76

AFRICA: MANAGED OPERATIONS	407	278
Iduapriem	40	62
Obuasi	54	54
Siguiri(3)	80	48
Geita	116	114
Sukari(3)	117	—

AUSTRALIA	135	109
Sunrise Dam	61	56
Tropicana - Attributable 70%	74	53

AMERICAS	115	128
Cerro Vanguardia(3)	47	42
AngloGold Ashanti Mineração(4)	58	65
Serra Grande	10	21

Managed operations	657	515
Non-managed joint ventures(1)	63	76
GROUP (2)	720	591
Adjusted to exclude Sukari
Managed operations(5)	540	515
Non-managed joint ventures(1)	63	76
GROUP(2)(5)	603	591

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties in Q1 2024
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	4

OPERATING STATISTICS I GOLD SOLD

GOLD SOLD (000 OUNCES)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	67	73
Kibali - Attributable 45%(1)	67	73

AFRICA: MANAGED OPERATIONS	417	299
Iduapriem	40	66
Obuasi	60	58
Siguiri(3)	77	52
Geita	124	123
Sukari(3)	116	—

AUSTRALIA	136	115
Sunrise Dam	60	51
Tropicana - Attributable 70%	76	64

AMERICAS	117	138
Cerro Vanguardia(3)	49	53
AngloGold Ashanti Mineração(4)	58	66
Serra Grande	10	19

Managed operations	670	552
Non-managed joint ventures(1)	67	73
GROUP(2)	737	625
Adjusted to exclude Sukari
Managed operations(5)	554	552
Non-managed joint ventures(1)	67	73
GROUP(2)(5)	621	625

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Includes gold concentrate from the Cuiabá mine sold to third parties in Q1 2024.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	5

OPERATING STATISTICS I TOTAL CASH COSTS

TOTAL CASH COSTS* ($m)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	84	63
Kibali - Attributable 45%(1)	84	63

AFRICA: MANAGED OPERATIONS	466	347
Iduapriem	60	55
Obuasi	69	67
Siguiri(3)	122	106
Geita	118	119
Sukari(3)	97	—

AUSTRALIA	197	168
Sunrise Dam	91	91
Tropicana - Attributable 70%	97	69
Admin and other	9	8

AMERICAS	134	121
Cerro Vanguardia(3)	56	38
AngloGold Ashanti Mineração	52	56
Serra Grande	25	27
Admin and other	1	—

CORPORATE AND OTHER(4)	—	—

Managed operations	797	636
Non-managed joint ventures(1)	84	63
GROUP (2)	881	699
Adjusted to exclude Sukari
Managed operations(5)	700	636
Non-managed joint ventures(1)	84	63
GROUP(2)(5)	784	699

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	6

OPERATING STATISTICS I ALL-IN SUSTAINING COSTS

ALL-IN SUSTAINING COSTS* ($m)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	98	78
Kibali - Attributable 45%(1)	98	78

AFRICA: MANAGED OPERATIONS	656	518
Iduapriem	81	86
Obuasi	118	108
Siguiri(3)	134	140
Geita	189	184
Sukari(3)	134	—

AUSTRALIA	223	198
Sunrise Dam	105	96
Tropicana - Attributable 70%	108	94
Admin and other	10	8

AMERICAS	203	185
Cerro Vanguardia(3)	77	61
AngloGold Ashanti Mineração	90	87
Serra Grande	35	37
Admin and other	1	—

PROJECTS	2	2

CORPORATE AND OTHER(4)	27	31

Managed operations	1,111	934
Non-managed joint ventures(1)	98	78
GROUP(2)	1,209	1,012
Adjusted to exclude Sukari
Managed operations(5)	977	934
Non-managed joint ventures(1)	98	78
GROUP(2)(5)	1,075	1,012

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Corporate included non-gold producing managed operations.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	7

OPERATING STATISTICS I SUSTAINING CAPITAL EXPENDITURE

SUSTAINING CAPITAL EXPENDITURE* ($m)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

AFRICA: NON-MANAGED JOINT VENTURES	13	16
Kibali - Attributable 45%(1)	13	16

AFRICA: MANAGED OPERATIONS	155	132
Iduapriem	19	25
Obuasi	37	33
Siguiri(3)	12	25
Geita	55	49
Sukari(3)(4)	32	—

AUSTRALIA	19	16
Sunrise Dam	13	9
Tropicana - Attributable 70%	6	7
Admin and other	—	—

AMERICAS	48	41
Cerro Vanguardia(3)	15	11
AngloGold Ashanti Mineração	25	22
Serra Grande	8	8

PROJECTS	1	1

Managed operations	223	190
Non-managed joint ventures(1)	13	16
GROUP(2)	236	206
Adjusted to exclude Sukari
Managed operations(5)	191	190
Non-managed joint ventures(1)	13	16
GROUP(2)(5)	204	206

(1) Equity-accounted joint venture.
(2) Including equity-accounted non-managed joint ventures
(3) On a consolidated basis. Siguiri, Sukari and Cerro Vanguardia are owned 85%, 50% and 92.50% by AngloGold Ashanti, respectively.
(4) Due to the short timeframe since the acquisition of Sukari in November 2024, sustaining capital expenditure may not accurately reflect typical spending patterns.
(5) Adjusted to exclude the Sukari operation which was acquired on 22 November 2024 as part of the Centamin acquisition.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	8

OPERATING STATISTICS I KIBALI

KIBALI(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	327	423
Underground waste	56	38
Total underground	382	461
Underground ore mined grade (g/tonne)	5.02	5.05

Open pit tonnes mined (000 tonnes):
Open pit ore	392	605
Open pit waste	4,472	4,082
Total open pit	4,864	4,687
Open pit mined grade (g/tonne)	1.48	1.42

Tonnes milled/processed (000 tonnes):
Underground operations	323	416
Open pit operations	607	509
Total tonnes milled/processed	930	925
Average mill head grade (g/tonne)	2.36	2.85
Recovery rate (%)	89.6	89.2
Total recovered grade (g/tonne)	2.12	2.55

Gold ounces produced oz(000)	63	76
Gold ounces sold oz(000)	67	73

Average gold price received*(2) ($/ounce)	2,865	2,088
Gold income per segment information ($m)	191	151

Total cash costs* ($/ounce):
Operating costs	1,086	736
By-product credits	(7)	(5)
Royalties	246	99
Total cash costs* ($/ounce produced)	1,325	831
Total cash costs* ($m)	84	63

All-in sustaining costs* ($/ounce):
Total cash costs*	1,325	831
Inventory movements	(48)	(5)
Adjusted for decommissioning, inventory amortisation and other	1	1
Rehabilitation and other non-cash costs	(16)	(9)
Lease payment sustaining	3	23
Sustaining exploration and study costs	—	—
Sustaining capital expenditure	197	229
All-in sustaining costs* ($/ounce sold)	1,463	1,070
All-in sustaining costs* ($m)	98	78

Capital expenditure ($m):
Sustaining capital expenditure*	13	16
Non-sustaining capital expenditure*	20	9
Total capital expenditure	33	25

(1) On an attributable basis. Kibali is owned 45% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the attributable US dollar value of gold income revenue metric by the attributable ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	9

OPERATING STATISTICS I IDUAPRIEM

IDUAPRIEM	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	783	1,264
Open pit waste	8,746	9,032
Total open pit	9,529	10,296
Open pit mined grade (g/tonne)	1.63	1.55

Tonnes milled/processed (000 tonnes):
Open pit operations	999	1,273
Average mill head grade (g/tonne)	1.34	1.54
Recovery rate (%)	94.8	96.8
Total recovered grade (g/tonne)	1.26	1.53

Gold ounces produced oz(000)	40	62
Gold ounces sold oz(000)	40	66

Average gold price received*(1) ($/ounce)	2,878	2,074
Gold income per segment information ($m)	114	138

Total cash costs* ($/ounce):
Operating costs	1,352	769
By-product credits	(2)	(3)
Royalties	142	110
Total cash costs* ($/ounce produced)	1,493	876
Total cash costs* ($m)	60	55

All-in sustaining costs* ($/ounce):
Total cash costs*	1,493	876
Inventory movements	(48)	15
Adjusted for decommissioning, inventory amortisation and other	(2)	(1)
Rehabilitation and other non-cash costs	77	13
Lease payment sustaining	28	12
Sustaining exploration and study costs	19	—
Sustaining capital expenditure	487	376
All-in sustaining costs* ($/ounce sold)	2,053	1,291
All-in sustaining costs* ($m)	81	86

Capital expenditure ($m):
Sustaining capital expenditure*	19	25
Non-sustaining capital expenditure*	16	4
Total capital expenditure	35	29

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	10

OPERATING STATISTICS I OBUASI

OBUASI	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	279	255
Underground waste	172	168
Total underground	451	423
Underground ore mined grade (g/tonne)	5.88	6.66

Tonnes milled/processed (000 tonnes):
Underground operations	282	273
Supplemental tailings	—	50
Total tonnes milled/processed	282	323
Average mill head grade (g/tonne)	7.33	6.07
Recovery rate (%)	88.2	84.8
Total recovered grade (g/tonne)	5.95	5.15

Gold ounces produced oz(000)	54	54
Gold ounces sold oz(000)	60	58

Average gold price received*(1) ($/ounce)	2,868	2,078
Gold income per segment information ($m)	171	120

Total cash costs* ($/ounce):
Operating costs	1,127	1,140
By-product credits	(2)	(2)
Royalties	159	112
Total cash costs* ($/ounce produced)	1,284	1,251
Total cash costs* ($m)	69	67

All-in sustaining costs* ($/ounce):
Total cash costs*	1,284	1,251
Inventory movements	39	(6)
Adjusted for decommissioning, inventory amortisation and other	(2)	(1)
Rehabilitation and other non-cash costs	36	45
Sustaining exploration and study costs	2	6
Sustaining capital expenditure	613	572
All-in sustaining costs* ($/ounce sold)	1,973	1,866
All-in sustaining costs* ($m)	118	108

Capital expenditure ($m):
Sustaining capital expenditure*	37	33
Non-sustaining capital expenditure*	5	9
Total capital expenditure	42	42

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	11

OPERATING STATISTICS I SIGUIRI

SIGUIRI(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Open pit tonnes mined (000 tonnes):
Open pit ore	1,522	1,049
Open pit waste	6,370	4,552
Total open pit	7,892	5,601
Open pit mined grade (g/tonne)	1.31	1.29

Tonnes milled/processed (000 tonnes):
Open pit operations	2,947	2,452
Average mill head grade (g/tonne)	0.93	0.87
Recovery rate (%)	91.0	70.6
Total recovered grade (g/tonne)	0.84	0.61

Gold ounces produced oz(000)	80	48
Gold ounces sold oz(000)	77	52

Average gold price received*(2) ($/ounce)	2,858	2,074
Gold income per segment information ($m)	221	109

Total cash costs* ($/ounce):
Operating costs	1,329	2,080
By-product credits	(2)	(6)
Royalties	194	113
Total cash costs* ($/ounce produced)	1,521	2,188
Total cash costs* ($m)	122	106

All-in sustaining costs* ($/ounce):
Total cash costs*	1,521	2,188
Inventory movements	19	(34)
Rehabilitation and other non-cash costs	9	19
Lease payment sustaining	17	1
Sustaining exploration and study costs	15	15
Sustaining capital expenditure	152	467
All-in sustaining costs* ($/ounce sold)	1,733	2,656
All-in sustaining costs* ($m)	134	140

Capital expenditure ($m):
Sustaining capital expenditure*	12	25
Non-sustaining capital expenditure*	—	—
Total capital expenditure	12	25

(1) On a consolidated basis. Siguiri is owned 85% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	12

OPERATING STATISTICS I GEITA

GEITA	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	726	690
Underground waste	362	297
Total underground	1,088	987
Underground ore mined grade (g/tonne)	4.26	4.08

Open pit tonnes mined (000 tonnes):
Open pit ore	978	530
Open pit waste	5,847	5,531
Total open pit	6,825	6,061
Open pit mined grade (g/tonne)	1.61	1.49

Tonnes milled/processed (000 tonnes):
Underground operations	605	629
Open pit operations	521	615
Total tonnes milled/processed	1,126	1,244
Average mill head grade (g/tonne)	3.53	3.13
Recovery rate (%)	90.4	91.0
Total recovered grade (g/tonne)	3.20	2.85

Gold ounces produced oz(000)	116	114
Gold ounces sold oz(000)	124	123

Average gold price received*(1) ($/ounce)	2,909	2,094
Gold income per segment information ($m)	362	256

Total cash costs* ($/ounce):
Operating costs	840	914
By-product credits	(7)	(3)
Royalties	188	135
Total cash costs* ($/ounce produced)	1,021	1,046
Total cash costs* ($m)	118	119

All-in sustaining costs* ($/ounce):
Total cash costs*	1,021	1,046
Inventory movements	2	(10)
Adjusted for decommissioning, inventory amortisation and other	(2)	(2)
Lease payment sustaining	45	55
Sustaining exploration and study costs	16	25
Sustaining capital expenditure	440	398
All-in sustaining costs* ($/ounce sold)	1,521	1,511
All-in sustaining costs* ($m)	189	184

Capital expenditure ($m):
Sustaining capital expenditure*	55	49
Non-sustaining capital expenditure*	5	2
Total capital expenditure	60	51

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	13

OPERATING STATISTICS I SUKARI

SUKARI(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	275	—
Underground waste	182	—
Total underground	457	—
Underground ore mined grade (g/tonne)	4.57	—

Open pit tonnes mined (000 tonnes):
Open pit ore	2,973	—
Open pit waste	18,752	—
Total open pit	21,725	—
Open pit mined grade (g/tonne)	0.99	—

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	111	—

Tonnes milled/processed (000 tonnes):
Underground operations	272	—
Open pit operations	2,434	—
Total tonnes milled/processed	2,706	—
Heap leach placed	111	—

Average mill head grade (g/tonne)	1.40	—
Recovery rate (%)	89.2	—
Total recovered grade (g/tonne)	1.30	—

Gold ounces produced oz(000)	117	—
Gold ounces sold oz(000)	116	—

Average gold price received*(2) ($/ounce)	2,841	—
Gold income per segment information ($m)	330	—

Total cash costs* ($/ounce):
Operating costs	746	—
By-product credits	(5)	—
Royalties	85	—
Total cash costs* ($/ounce produced)	826	—
Total cash costs* ($m)	97

All-in sustaining costs* ($/ounce):
Total cash costs*	826	—
Inventory movements	44	—
Lease payment sustaining	5	—
Sustaining capital expenditure(3)	277	—
All-in sustaining costs* ($/ounce sold)(3)	1,153	—
All-in sustaining costs* ($m)(3)	134

Capital expenditure ($m):
Sustaining capital expenditure*(3)	32	—
Non-sustaining capital expenditure*	27	—
Total capital expenditure(3)	59	—

(1) On a consolidated basis. Sukari is owned 50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
(3) Due to the short timeframe since the acquisition of Sukari in November 2024 , sustaining capital expenditure* may not accurately reflect typical spending patterns.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	14

OPERATING STATISTICS I SUNRISE DAM

SUNRISE DAM	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	642	641
Underground waste	223	165
Total underground	865	806
Underground ore mined grade (g/tonne)	2.37	2.61

Open pit tonnes mined (000 tonnes):
Open pit ore	16	—
Open pit waste	2,040	2,605
Total open pit	2,056	2,605
Open pit mined grade (g/tonne)	1.96	—

Tonnes milled/processed (000 tonnes):
Underground operations	640	648
Open pit operations	308	325
Total tonnes milled/processed	948	973
Average mill head grade (g/tonne)	2.16	2.12
Recovery rate (%)	87.9	82.0
Total recovered grade (g/tonne)	2.00	1.78

Gold ounces produced oz(000)	61	56
Gold ounces sold oz(000)	60	51

Average gold price received*(1) ($/ounce)	2,852	2,063
Gold income per segment information ($m)	170	105

Total cash costs* ($/ounce):
Operating costs	1,416	1,593
By-product credits	(8)	(6)
Royalties	71	47
Total cash costs* ($/ounce produced)	1,479	1,634
Total cash costs* ($m)	91	91

All-in sustaining costs* ($/ounce):
Total cash costs*	1,479	1,634
Inventory movements	(4)	(12)
Adjusted for decommissioning, inventory amortisation and other	4	(4)
Rehabilitation and other non-cash costs	1	—
Lease payment sustaining	62	86
Sustaining exploration and study costs	4	2
Sustaining capital expenditure	222	181
All-in sustaining costs* ($/ounce sold)	1,768	1,886
All-in sustaining costs* ($m)	105	96

Capital expenditure ($m):
Sustaining capital expenditure*	13	9
Non-sustaining capital expenditure*	—	1
Total capital expenditure	13	10

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	15

OPERATING STATISTICS I TROPICANA

TROPICANA(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	302	275
Underground waste	139	88
Total underground	441	363
Underground ore mined grade (g/tonne)	3.15	3.48

Open pit tonnes mined (000 tonnes):
Open pit ore	678	222
Open pit waste	6,991	9,475
Total open pit	7,669	9,697
Open pit mined grade (g/tonne)	1.37	0.95

Tonnes milled/processed (000 tonnes):
Underground operations	288	244
Open pit operations	1,242	1,124
Total tonnes milled/processed	1,530	1,368
Average mill head grade (g/tonne)	1.65	1.36
Recovery rate (%)	90.9	90.3
Total recovered grade (g/tonne)	1.50	1.21

Gold ounces produced oz(000)	74	53
Gold ounces sold oz(000)	76	64

Average gold price received*(2) ($/ounce)	2,854	2,060
Gold income per segment information ($m)	218	132

Total cash costs* ($/ounce):
Operating costs	1,254	1,245
By-product credits	(11)	(10)
Royalties	74	59
Total cash costs* ($/ounce produced)	1,317	1,294
Total cash costs* ($m)	97	69

All-in sustaining costs* ($/ounce):
Total cash costs*	1,317	1,294
Inventory movements	(39)	21
Adjusted for decommissioning, inventory amortisation and other	1	1
Rehabilitation and other non-cash costs	—	3
Lease payment sustaining	57	39
Sustaining exploration and study costs	1	—
Sustaining capital expenditure	72	107
All-in sustaining costs* ($/ounce sold)	1,409	1,466
All-in sustaining costs* ($m)	108	94

Capital expenditure ($m):
Sustaining capital expenditure*	6	7
Non-sustaining capital expenditure*	10	28
Total capital expenditure	16	35

(1) On an attributable basis. Tropicana is owned 70% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	16

OPERATING STATISTICS I CERRO VANGUARDIA

CERRO VANGUARDIA(1)	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	96	97
Underground waste	26	28
Total underground	122	125
Underground ore mined grade (g/tonne)	5.09	5.48

Open pit tonnes mined (000 tonnes):
Open pit ore	197	150
Open pit waste	4,103	4,190
Total open pit	4,300	4,340
Open pit mined grade (g/tonne)	2.51	2.83

Heap leach tonnes mined (000 tonnes):
Heap leach ore mined	171	287
Heap leach recovered grade (g/tonne)	0.58	0.55

Tonnes milled/processed (000 tonnes):
Underground operations	133	98
Open pit operations	184	202
Total tonnes milled/processed	317	300
Heap leach placed	520	487
Average mill head grade (g/tonne)	4.04	3.82
Recovery rate (%)	95.8	95.5
Total recovered grade (g/tonne)	1.74	1.68

Gold ounces produced oz(000)	47	42
Gold ounces sold oz(000)	49	53

Average gold price received*(2) ($/ounce)	2,907	2,086
Gold income per segment information ($m)	142	109

Total cash costs* ($/ounce):
Operating costs	1,637	1,447
By-product credits	(639)	(727)
Royalties	202	182
Total cash costs* ($/ounce produced)	1,201	902
Total cash costs* ($m)	56	38

All-in sustaining costs* ($/ounce):
Total cash costs*	1,201	902
Inventory movements	41	41
Adjusted for decommissioning, inventory amortisation and other	(28)	(41)
Rehabilitation and other non-cash costs	62	21
Sustaining exploration and study costs	4	24
Sustaining capital expenditure	297	214
All-in sustaining costs* ($/ounce sold)	1,577	1,161
All-in sustaining costs* ($m)	77	61

Capital expenditure ($m):
Sustaining capital expenditure*	15	11
Non-sustaining capital expenditure*	—	—
Total capital expenditure	15	11

(1) On a consolidated basis. Cerro Vanguardia is owned 92.50% by AngloGold Ashanti.
(2) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	17

OPERATING STATISTICS I ANGLOGOLD ASHANTI MINERAÇÃO

ANGLOGOLD ASHANTI MINERAÇÃO	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	332	114
Underground waste	339	315
Concentrate ore	—	235
Total underground	671	664
Underground ore mined grade (g/tonne)	6.62	5.96

Tonnes milled/processed (000 tonnes):
Underground operations	331	117
Concentrate	—	242
Total tonnes milled/processed	331	359
Average mill head grade (g/tonne)	6.86	5.95
Recovery rate (%)	92.2	96.2
Total recovered grade (g/tonne)	5.43	5.65

Gold ounces produced oz(000)	58	65
Gold ounces sold oz(000)	58	66

Average gold price received*(1) ($/ounce)	2,917	1,926
Gold income per segment information ($m)	169	128

Total cash costs* ($/ounce):
Operating costs	903	826
By-product credits	(55)	(1)
Royalties	49	32
Total cash costs* ($/ounce produced)	897	856
Total cash costs* ($m)	52	56

All-in sustaining costs* ($/ounce):
Total cash costs*	897	856
Inventory movements	2	15
Adjusted for decommissioning, inventory amortisation and other	(3)	2
Rehabilitation and other non-cash costs	118	1
Lease payment sustaining	104	107
Sustaining exploration and study costs	2	2
Sustaining capital expenditure	424	328
All-in sustaining costs* ($/ounce sold)	1,544	1,311
All-in sustaining costs* ($m)	90	87

Capital expenditure ($m):
Sustaining capital expenditure*	25	22
Non-sustaining capital expenditure*	—	—
Total capital expenditure	25	22

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.

QUARTER 1 2025 EARNINGS RELEASE: OPERATING STATISTICS	18

OPERATING STATISTICS I SERRA GRANDE

SERRA GRANDE	Quarter	Quarter
	ended	ended
	Mar	Mar
	2025	2024
	Unaudited	Unaudited

Underground tonnes mined (000 tonnes):
Underground ore	162	216
Underground waste	118	135
Total underground	280	351
Underground ore mined grade (g/tonne)	2.18	3.23

Open pit tonnes mined (000 tonnes):
Open pit ore	2	—
Open pit waste	—	—
Total open pit	2	—
Open pit mined grade (g/tonne)	1.31	—

Tonnes milled/processed (000 tonnes):
Underground operations	163	215
Open pit operations	2	—
Total tonnes milled/processed	165	215
Average mill head grade (g/tonne)	2.00	2.96
Recovery rate (%)	91.8	94.3
Total recovered grade (g/tonne)	1.91	2.98

Gold ounces produced oz(000)	10	21
Gold ounces sold oz(000)	10	19

Average gold price received*(1) ($/ounce)	2,894	2,083
Gold income per segment information ($m)	30	41

Total cash costs* ($/ounce):
Operating costs	2,422	1,258
By-product credits	—	(1)
Royalties	63	48
Total cash costs* ($/ounce produced)	2,485	1,306
Total cash costs* ($m)	25	27

All-in sustaining costs* ($/ounce):
Total cash costs*	2,485	1,306
Inventory movements	(49)	46
Adjusted for decommissioning, inventory amortisation and other	7	(19)
Rehabilitation and other non-cash costs	(67)	37
Lease payment sustaining	214	127
Sustaining exploration and study costs	—	2
Sustaining capital expenditure	814	392
All-in sustaining costs* ($/ounce sold)	3,403	1,892
All-in sustaining costs* ($m)	35	37

Capital expenditure ($m):
Sustaining capital expenditure*	8	8
Total capital expenditure	8	8

(1) Average gold price received per ounce* is calculated by dividing the consolidated US dollar value of gold income revenue metric by the consolidated ounces of gold sold.
*Refer to “Non-GAAP disclosure” in AngloGold Ashanti’s Earnings Release for the three months ended 31 March 2025, for definitions and reconciliations.

Rounding of figures may result in computational discrepancies.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
                                                                    AngloGold Ashanti plc
Date: 9 May 2025
By:/s/ C STEAD
Name:C Stead
Title:Company Secretary